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BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

                April 30, 2012

BY HAND AND BY EDGAR

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Aircastle Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed: April 13, 2012
File No.: 333-179588

Dear Ms. Long:

On behalf of Aircastle Limited (the “Company”), enclosed is a proposed draft Exhibit 5.1 to Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), which the Company plans to file with the Securities and Exchange Commission (the “Commission”), reflecting changes from Exhibit 5.1 to Amendment No. 1 to the Registration Statement filed with the Commission on April 13, 2012.

The changes reflected in Exhibit 5.1 include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated as of April 25, 2012 (the “Comment Letter”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the

Ms. Pamela A. Long

Securities and Exchange Commission

April 30, 2012

numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Exhibit 5.1

1.	We note the revisions to Exhibit 5.1, including the additional assumptions and qualifications added by counsel. In particular, we note the assumptions of counsel in clauses (d) and (e) of paragraph five relating to the due execution of the New Notes by each of the parties thereto and the physical delivery of the Indenture and the New Notes. Counsel may not assume these matters with respect to the Company. Further, we note the qualifications in clauses (d) and (e) of paragraph six regarding matters relating to a Bermuda Court and the statement that counsel does not express an opinion regarding the enforceability of any provision which provides for the payment of a specified rate of interest. It does not appear that such assumptions or qualifications are necessary for counsel to provide its legal opinion. Please have counsel revise the legal opinion to delete the impermissible and unnecessary assumptions and qualifications.

The Company’s Bermuda counsel (“Counsel”) has discussed with the Staff Attorney the request to delete the qualifications in clauses (d) and (e) of paragraph six. Counsel notes that the qualifications are relevant to the opinion given in opinion number 3, that the New Notes will constitute valid and binding obligations of the Company under Bermuda law. Counsel indicates that these qualifications are a reflection of established principles of Bermuda law and are therefore applicable to certain limited types of obligations of the Company that a Bermuda court may not enforce. Counsel advises more specifically as regards these qualifications as follows:

Clause (d)—The qualification relates to the enforceability of a specified rate of interest on the amount of a judgment after the date of judgment. This is because section 9 of the Interest (Credit Charges Regulation) Act of Bermuda provides a statutory rate of interest on judgment debts. The statutory rate is currently 7% per annum. The court has discretion to disallow this rate, but that discretion is not normally exercised.

Interest at the contractual rate is recoverable until the date of judgment (without restriction in cases of debts of Bermuda exempted companies). Statutory interest at the statutory rate is recovered after the date of judgment.

Clause (e)—This qualification is a statement of a Bermuda principle of law supported by a line of established case-law (Foster v Driscoll [1929] 1 KB 470 and Ralli Bros v Cia Naviera Sota y Anzar [1920] 1 KB 614). As stated in the qualification, Bermuda law may not give effect to obligations where such obligations are to be performed in a

Ms. Pamela A. Long

Securities and Exchange Commission

April 30, 2012

jurisdiction outside Bermuda and such obligations would be illegal under the laws of that jurisdiction.

Counsel indicates that these qualifications are considered to be market standard and appear in all of Counsel’s opinions, where Counsel is opining on valid and binding obligations of a Bermuda company.

The Company has revised Exhibit 5.1 accordingly.

2.	We note that counsel has qualified its opinion relating to whether the company is duly incorporated and in good standing. Please have counsel remove this qualification from the opinion.

As Counsel and the Staff Attorney discussed, Bermuda law does not recognize the concept of good standing. Counsel explained that the words in parentheses in opinion number 1 are included by way of explanation, rather than by way of qualification. Counsel, however, has revised opinion 1 of Exhibit 5.1 in the form attached to reflect Counsel’s discussions with the Staff Attorney.

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:	David R. Walton
Chief Operating Officer, General Counsel and Secretary
c/o Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902